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                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

                 ----------------------------------------------

In the Matter of:

CENTERPOINT ENERGY, INC.         CERTIFICATE OF
1111 Louisiana                    NOTIFICATION
Houston, Texas  77002

(70-10299)


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 ----------------------------------------------

     THIS IS TO CERTIFY that, in accordance with the terms and conditions of the application-declaration, as amended, of CenterPoint Energy, Inc. in the above-captioned file (the "Application") and the order of the Securities and Exchange Commission with respect thereto (HCAR No. 27989 (June 29, 2005)) (the "Order"), CenterPoint Energy, Inc. (the "Company" or "CenterPoint") is reporting the following information for itself and its subsidiaries for the quarterly period ended June 30, 2005. Unless defined herein, capitalized terms have the meaning given them in the Application.

     1. The sales of any common stock or preferred stock, preferred securities or equity-linked securities by the Company or a Subsidiary and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization Period for each type of issued securities.

         None.

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     2.  The total number of shares of the Company's common stock issued or issuable pursuant to options granted during the quarter under incentive compensation plans and other equity compensation and employee benefit plans, dividend, reinvestment plans, and for the CenterPoint Investor's Choice Plan, including any plans hereafter adopted, together with the number of shares issued or issuable during the Authorization Period.

         128,770 shares were issued under the Investor's Choice Plan.

         253,362 stock options that had been granted previously under the Company's Long Term Incentive Plan were exercised.

         4,363 shares of time based restricted stock that had been granted under the Company's Long Term Incentive Plan vested.

         6,000 shares of restricted stock that had been granted under the Company's Outside Directors Plan vested.

     3. If the Company's common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

         None.

     4.  The market-to-book ratio of the Company's common stock is 3.46.

     5. If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.

         See Exhibit A.

     6. With regard to short-term, long-term, intrasystem, and external debt: the amount and terms of any debt issued by the Company during the quarter; and a chart showing: the aggregate amount of debt issued by the Company during the Authorization Period; the aggregate amount of debt outstanding (as it may change from time to time) during the Authorization Period; and the total amount of debt authorized for the Company during the Authorization Period.

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         In March 2005, the Company filed a registration statement relating to an offer to exchange the Company's $575 million aggregate principle amount of 3.75% convertible senior notes due 2023 for a new series of 3.75% convertible senior notes due 2023. This registration statement was declared effective by the SEC on July 19, 2005 at which time the Company commenced the exchange offer. The exchange offer expires on August 17, 2005.

         See Exhibit B.

     7. With regard to short-term and long-term intrasystem debt (Utility Holding is not authorized to issue external debt): the amount and terms of any debt issued by Utility Holding during the quarter; and a chart showing: the aggregate amount of debt issued by Utility Holding during the Authorization Period; the aggregate amount of debt outstanding (as it may change from time to time) during the Authorization Period; and the total amount of debt authorized for Utility Holding during the Authorization Period.

         None.

         See Exhibit C.

     8. With regard to short-term, long-term, intrasystem and external debt: the amount and terms of any debt issued by any Utility Subsidiary during the quarter; and a chart showing: the aggregate amount of debt issued by each Utility Subsidiary during the Authorization Period; the aggregate amount of debt outstanding (as it may change from time to time) for each Utility Subsidiary during the Authorization Period; and the total amount of debt authorized for each Utility Subsidiary during the Authorization Period.

         On June 30, 2005, CERC replaced its $250 million three-year revolving credit facility with a $400 million five-year revolving credit facility. The new credit facility terminates on June 30, 2010. Borrowings under this facility may be made at the London interbank offered rate (LIBOR) plus 55 basis points, including the facility fee, based on current credit ratings. An additional utilization fee of 10 basis points applies to borrowings whenever more than 50% of the facility is utilized. Changes in credit ratings could lower or raise the increment to LIBOR depending on whether ratings improved or were lowered.

         See Exhibit B.

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     9.  A separate statement of the amount and terms of each intrasystem financing consummated by any Utility or Non-Utility Subsidiary.

         See Exhibit D.

     10. The notional amount and principal terms of any Hedging Instruments or Anticipatory Hedges entered into during the quarter and the identity of the parties thereto, as well as the aggregate notional amount of Hedging Instruments and Anticipatory Hedges entered into during the Authorization Period.

         None.

     11. The notational amount and principal terms of any derivative instruments issued, bought or sold during the quarter and the identity of the parties thereto, as well as the aggregate notational amount of derivative instruments entered into during the Authorization Period.

         None.

     12. The name, parent company and amount of equity in any intermediate subsidiary (including any financing conduit) during the quarter and the amount and terms of any securities issued by such subsidiaries during the quarter, which shall also show the amount of all securities issued by such subsidiaries during the Authorization Period.

         The name, parent company and amount of equity in any intermediate subsidiaries has been previously disclosed.

     13. A summary of the previously filed information required by a Certificate of Notification on Form U-6B-2.

         Not applicable.

     14. The amount and terms of any other securities issued during the quarter under the authority granted by an order in this file, with a chart showing the aggregate issued during the Authorization Period.

         None.

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     15. A description of any financing transactions conducted during the quarter, the proceeds of which were used to fund a subsidiary that is a Variable Interest Entity ("VIE") as that term is defined under FASB Interpretation 46R, Consolidation of Variable Interest Entities; and a description of the accounting for each such transaction

         None.

     16. Consolidated balance sheets for the Company and/or a Utility Subsidiary as of the end of the quarter and separate balance sheets as of the end of the quarter for each company that has engaged in jurisdictional financing transactions during the quarter.

         See Exhibit E hereto. See also the Quarterly Report on Form 10-Q filed by the Company on August 8, 2005 (File No. 1-31447), the Quarterly Report on Form 10-Q filed by CenterPoint Energy Resources Corp. on August 11, 2005 (File No. 1-13265), and the Quarterly Report on Form 10-Q filed by CenterPoint Energy Houston Electric, LLC on August 11, 2005 (File No. 1-3187), all of which are incorporated herein by reference.

     17. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure on a consolidated basis of the Company and of each Utility Subsidiary.

         See Exhibit F hereto.

     18. A retained earnings analysis of the Company on a consolidated basis and of each Utility Subsidiary detailing gross earnings, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

         See Exhibit G hereto.

     19. A table showing, as of the end of the quarter, the Money Pool participants and amount of outstanding borrowings for each.

         See Exhibit H hereto.

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     20. As to each financing subsidiary, (a) the name of the subsidiary; (b)
         the value of the Company's investment account in such subsidiary; (c) the balance sheet account where the investment and the cost of the investment are booked; (d) the amount invested in the subsidiary by the Company; (e) the type of corporate entity; (f) the percentage owned by the Company; (g) the identification of other owners if not 100% owned by the Company; (h) the purpose of the investment in the subsidiary; and (i) the amounts and types of securities to be issued by the subsidiary.

         See Exhibit I hereto. The Company and its subsidiaries may organize and acquire, directly or indirectly, the common stock or other equity interests of one or more financing subsidiaries for the purpose of effecting various financing transactions from time to time through the Authorization Period. Financing Subsidiaries may be corporations, trusts, partnerships or other entities created specifically for the purposes described in the Order. The amount of securities issued by the Financing Subsidiaries to third parties will count toward the respective financing limits of its immediate parent. Applicants anticipate that the Financing Subsidiaries will be wholly-owned indirect subsidiaries of CenterPoint and fully consolidated for purposes of financial reporting. Such financing subsidiaries shall be organized only if, in management's opinion, the creation and utilization of such financing subsidiary will likely result in tax savings, increased access to capital markets and/or lower cost of capital for the Company or its subsidiaries.

     21. A confidential exhibit updating CenterPoint's financial projections and assumptions through 2008.

         See Exhibit J hereto.

     22. Future registration statements filed under the Securities Act of 1933 with respect to securities that are subject of the instant Application-Declaration will be filed or incorporated by reference into the next Rule 24 certificate in this file.

     23. A computation in accordance with Rule 58(a) showing the Company's "aggregate investment" in all energy- or gas-related companies, its "consolidated capitalization," a calculation of the amount remaining under its Rule 58 authority, a breakdown showing the Company's aggregate investment in each energy- or gas-related company counting against the Rule 58 authority, and identification of any new energy- or gas-related company in which the Company has invested or committed to, invest during the preceding quarter.

         See Item 4 of the Quarterly Report on Form U-9C-3 filed by the Company on August 30, 2005 (File No. 74-00068).

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     24. With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization

         None.

                                       7
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         All transactions described herein have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application.

                           CENTERPOINT ENERGY, INC.

                           By:  /s/  Rufus S. Scott
                                ------------------------------------------------
                                Rufus S. Scott
                                Vice President, Deputy General Counsel
                                and Assistant Corporate Secretary


Dated:  August 31, 2005

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Exhibits
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
Exhibit              Description
-------              -----------

Exhibit A            CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp. Guaranties Issued or Amended During Second
                     Quarter 2005 (filed in connection herewith with a request for confidential treatment)

Exhibit B            CenterPoint Energy, Inc. and Utility Subsidiary Debt Issued, Outstanding and Authorized during the
                     Authorization Period.

Exhibit C            Utility Holding Debt Issued, Outstanding and Authorized during the Authorization Period.

Exhibit D            Utility and Non-Utility Subsidiary Intrasystem Financing as of June 30, 2005.

Exhibit E            Consolidated Balance Sheets for CenterPoint Energy, Inc. and Subsidiaries, CenterPoint Energy Houston Electric,
                     LLC and Subsidiaries, and CenterPoint Energy Resources Corp. and Subsidiaries (as of June 30, 2005)

Exhibit F            Capital Structure Chart of CenterPoint Energy, Inc., CenterPoint Energy Houston Electric, LLC, and CenterPoint
                     Energy Resources Corp. as of June 30, 2005

Exhibit G            Retained Earnings Analysis of CenterPoint Energy, Inc., CenterPoint Energy Houston Electric, LLC, and
                     CenterPoint Energy Resources Corp.

Exhibit H            Money Pool Participants and Outstanding Borrowings as of June 30, 2005

Exhibit I            CenterPoint Energy, Inc. Investments in Financing Subsidiaries as of June 30, 2005

Exhibit J            CenterPoint Consolidated Financials (forecasts through 2008) (filed in connection herewith with a request for confidential treatment)

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